January 31, 2020

Michael S. Lebby
Chief Executive Officer
Lightwave Logic, Inc.
369 Inverness Parkway, Suite 350
Englewood, Colorado 80112

       Re: Lightwave Logic, Inc.
           Registration Statement on Form S-1
           Filed January 28, 2020
           File No. 333-236115

Dear Mr. Lebby:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    Clayton E. Parker, Esq.